                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               RADISYS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   750459 10 9
                                 (CUSIP Number)

                              F. THOMAS DUNLAP, JR.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 29, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  Page 1 of 11
                        The Exhibit Index is on page 11.

                                  SCHEDULE 13D                     Page 2 of 11

1.           NAME OF REPORTING PERSON                         Intel Corporation
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE       94-1672743
             PERSON

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A                  (a)/ /
             GROUP                                                       (b)/ /

3.           SEC USE ONLY

4.           SOURCE OF FUNDS                                             OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL                               / /
             PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
             2(d) OR 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

NUMBER OF
SHARES                  7.       SOLE VOTING POWER                    1,600.000
BENEFICIALLY
OWNED BY                8.       SHARED VOTING POWER                        N/A
EACH
REPORTING               9.       SOLE DISPOSITIVE POWER               1,600,000
PERSON WITH
                        10.      SHARED DISPOSITIVE POWER                   N/A

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                   1,600,000
             EACH REPORTING PERSON

12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                       / /
             (11) EXCLUDES CERTAIN SHARES

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                   21.00%
             ROW (11)

14.          TYPE OF REPORTING PERSON                                        CO

                                  SCHEDULE 13D                     Page 3 of 11


ITEM 1.  SECURITY AND ISSUER.

         (a) Name and Address of Principal Executive Offices of Issuer:

                  RadiSys Corporation
                  15025 SW Koll Parkway
                  Beaverton, OR  97006

         (b) Title and Class of Equity Securities:       Common Stock


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name of Person Filing:         Intel Corporation

                                            The executive officers and directors
                                            of Intel Corporation are set forth
                                            on Appendix A hereto.

         (b) Principal Business:  Manufacturer of microcomputer components, modules and systems

         (c) Address of Principal Business and Principal Office:

                           2200 Mission College Boulevard
                           Santa Clara, CA 95052-8119

         (d) Criminal Proceedings:

                           During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

         (e) Civil Proceedings:

                           During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) State of Incorporation:       Delaware


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Common Stock and the Warrant (as described in Items 4 and 5 below) consist of part of the consideration payable to Reporting Person in exchange for the purchase of certain assets of Reporting Person by the Issuer.

                                  SCHEDULE 13D                     Page 4 of 11


ITEM 4.    PURPOSE OF THE TRANSACTION.

                  The Reporting Person acquired the Common Stock and the Warrant (as described below) as an investment and in connection with an Asset Purchase Agreement (the "Purchase Agreement") and certain related License Agreements (the "License Agreements") dated April 29, 1996 between the Issuer and the Reporting Person pursuant to which the Issuer (i) sold substantially all of the assets dedicated to the design, manufacture and sale of Multibus products as set forth in the Purchase Agreement to the Issuer, and (ii) licensed certain related intellectual property to the Issuer pursuant to the License Agreements. In addition to the 1,300,000 shares of Common Stock of the Issuer acquired by the Reporting Person, the Reporting Person also acquired a warrant (the "Warrant") to purchase up to 300,000 shares of Common Stock of the Issuer. The exercise price for the shares of Common Stock subject to the Warrant increases each year that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on April 29, 1998.


ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         (a)      Number of Shares Beneficially Owned:        1,600,000 shares*


                  Right to Acquire:                             300,000 shares*


                  Percent of Class:
                                      21.00% (based upon 7,625,436 shares of
                                      common stock outstanding, which includes the 300,000 Warrant shares)*

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:                     1,600,000*

         (c)      Recent Transactions:


                  On April 29, 1996, the Reporting Person acquired the Common Stock and the Warrant (as described in Item 4, above) as an investment and in connection with the Purchase Agreement (as defined in Item 4, above) and certain related License Agreements ) (as defined in Item 4, above) between the Issuer and the Reporting Person pursuant to which the Reporting Person (i) sold substantially all of the assets dedicated to the design, manufacture and sale of Multibus products as set forth in the Purchase Agreement to the Issuer, and (ii) licensed certain related intellectual property to the Issuer pursuant to the License Agreements. In addition to the



- --------

   *Includes the additional shares (up to 300,000) of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant (as defined and described in Item 4). Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

                                  SCHEDULE 13D                     Page 5 of 11


                  1,300,000 shares of Common Stock of the Issuer acquired by the Reporting Person, the Reporting Person also acquired the Warrant.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                              N/A


         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                           N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Registration Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the Common Stock that the Reporting Person owns, and (b) participation in future sales and issuances of securities by the Issuer.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit(1)        Asset Purchase Agreement between RadiSys
                           Corporation and Intel Corporation (incorporated by reference to Exhibit 2.1 to RadiSys Corporation's 8-K filed May 2, 1996) (confidential treatment requested).**

- --------------

  **RadiSys Corporation requested confidential treatment with respect to certain portions of the Purchase Agreement.

                                  SCHEDULE 13D                     Page 6 of 11


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 9, 1996.

                                       INTEL CORPORATION


                                       By:______________________________________
                                              F. Thomas Dunlap, Jr.
                                              Vice President, General Counsel
                                              and Secretary

                                  SCHEDULE 13D                     Page 7 of 11


                                   APPENDIX A

                                    DIRECTORS

                  The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens.


Name:                                 Craig R. Barrett

Business Address:                     2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                 Executive Vice President and Chief Operating Officer of Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other       modules and systems.
organization on which                 2200 Mission College Boulevard
employment is conducted:              Santa Clara, CA 95052


Name:                                 Winston H. Chen

Business Address:                     Paramitas Foundation, 3945 Freedom Circle, Suite 760, Santa Clara,
                                      CA 95054

Principal Occupation:                 Chairman of Paramitas Foundation

Name, principal business and          Paramitas Foundation, a charitable foundation.
address of corporation or other       3945 Freedom Circle, Suite 760
organization on which                 Santa Clara, CA 95054
employment is conducted:


Name:                                 Andrew S. Grove

Business Address:                     2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                 President and Chief Executive Officer of Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other       modules and systems.
organization on which                 2200 Mission College Boulevard
employment is conducted:              Santa Clara, CA 95052

                                  SCHEDULE 13D                     Page 8 of 11

Name:                                 D. James Guzy

Business Address:                     1340 Arbor Road, Menlo Park, CA 94025

Principal Occupation:                 Chairman of The Arbor Company

Name, principal business and          The Arbor Company, a limited partnership engaged in the electronics
address of corporation or other       and computer industry.
organization on which                 1340 Arbor Road
employment is conducted:              Menlo Park, CA 94025


Name:                                 Gordon E. Moore

Business Address:                     2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                 Chairman of the Board of Intel Corporation

Name, principal business and          Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other       modules and  systems.
organization on which                 2200 Mission College Boulevard
employment is conducted:              Santa Clara, CA 95052


Name:                                 Max Palevsky

Business Address:                     924 Westwood Boulevard, Suite 700, Los Angeles CA 90024

Principal Occupation:                 Industrialist

Name, principal business and          Self-employed.
address of corporation or other
organization on which
employment is conducted:


Name:                                 Arthur Rock

Business Address:                     One Maritime Plaza, Suite 1220, San Francisco, CA 94111

Principal Occupation:                 Venture Capitalist

Name, principal business and          Arthur Rock and Company, a venture capital firm.
address of corporation or other       One Maritime Plaza, Suite 1220
organization on which                 San Francisco, CA 94111
employment is conducted:

                                  SCHEDULE 13D                     Page 9 of 11


Name:                                 Jane E. Shaw

Business Address:                     c/o Intel Corporation
                                      2200 Mission College Boulevard
                                      Santa Clara, CA 95052

Principal Occupation:                 Founder of the Stable Network, a biopharmaceutical consulting company

Name, principal business and          c/o Intel Corporation
address of corporation or other       2200 Mission College Boulevard
organization on which                 Santa Clara, CA 95052
employment is conducted:


Name:                                 Leslie L. Vadasz

Business Address:                     2200 Mission College Boulevard, Santa Clara, CA 95052

Principal Occupation:                 Senior Vice President, Director, Corporate Business Development, Intel
                                      Corporation

Name, principal business and          Intel Corporation, a manufacturer of microcomputer components,
address of corporation or other       modules and systems.
organization on which                 2200 Mission College Boulevard
employment is conducted:              Santa Clara, CA 95052


Name:                                 David B. Yoffie

Business Address:                     Harvard Business School, Soldiers Field Park 1-411, Boston, MA 92163

Principal Occupation:                 Max and Doris Starr, Professor of International Business Administration

Name, principal business and          Harvard Business School, an educational institution.
address of corporation or other       Harvard Business School
organization on which                 Soldiers Field Park 1-411
employment is conducted:              Boston, MA 92163


Name:                                 Charles E. Young

Business Address:                     405 Hilgard Avenue, Los Angeles, CA 90024

Principal Occupation:                 Chancellor

Name, principal business and          University of California at Los Angeles, an educational institution.
address of corporation or other       405 Hilgard Avenue
organization on which                 Los Angeles, CA 90024

                                  SCHEDULE 13D                    Page 10 of 11


employment is conducted:

                               EXECUTIVE OFFICERS

                  The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95952-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:               G. Carl Everett, Jr.
Title:              Senior Vice President; General Manager, Desktop Products Group

Name:               Frank C. Gill
Title:              Executive Vice President; General Manager, Internet and Communications Group
Address:            5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-6497

Name:               David L. House
Title:              Senior Vice President; General Manager, Enterprise Server Group

Name:               Paul S. Otellini
Title:              Executive Vice President; Director, Sales

Name:               Gerhard S. Parker
Title:              Executive Vice President, General Manager, Technology and Manufacturing Group

Name:               Robert W. Reed
Title:              Senior Vice President; General Manager, Semiconductor Products Group

Name:               Ronald J. Whittier
Title:              Senior Vice President; General Manager, Content Group

Name:               Albert Y. C. Yu
Title:              Senior Vice President; General Manager, Microprocessor Products Group

Name:               Michael A. Aymar
Title:              Vice President; General Manager, Desktop Products Group

Name:               Andy D. Bryant
Title:              Vice President and Chief Financial Officer

Name:               F. Thomas Dunlap
Title:              Vice President; General Counsel and Secretary

Name:               Stephen P. Nachtsheim
Title:              Vice President; General Manager, Mobile/Handheld Products Group

Name:               Ronald J. Smith
Title:              Vice President; General Manager, Semiconductor Products Group

                                  SCHEDULE 13D                    Page 11 of 11


                                  EXHIBIT INDEX

                                                                                               SEQUENTIALLY
                                                                                                 NUMBERED
EXHIBIT NO.         DOCUMENT                                                                       PAGE
- -----------         --------                                                                   -------------
Exhibit 1           Asset Purchase Agreement between RadiSys Corporation and Intel                  --
                    Corporation (incorporated by reference to Exhibit 2.1 to RadiSys
                    Corporation's 8-K filed May 2, 1996) (confidential treatment requested